Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  IBS Interactive, Inc.
Commission File No.  333-46762


Digital Fusion, Inc., together with IBS Interactive, Inc. and Infonautics, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the following information. In addition, Digital Fusion, Inc., IBS Interactive, Inc. and Infonautics, Inc. will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of IBS Interactive, Inc. and Infonautics, Inc., seeking their approval of the propsed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by Digital Fusion, Inc. and IBS Interactive, Inc. (as well as Infonautics, Inc.) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by IBS Interactive, Inc. with the Commission may also be obtained for free from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc., Infonautics, Inc. or First Avenue stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Digital Fusion, Inc., IBS Interactive, Inc. and Infonautics, Inc. is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to IBS Interactive, Inc. as of the date of this document, and IBS Interactive, Inc. assumes no obligation to update such forward-looking statements.


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY IBS INTERACTIVE, INC. ON OCTOBER 25, 2000


FOR IMMEDIATE RELEASE

                       IBS INTERACTIVE NAMES NEW PRESIDENT

       CHIEF OPERATING OFFICER ROY E. CRIPPEN, III ASSUMES ADDITIONAL ROLE

Cedar Knolls, NJ - October 25, 2000 -- IBS Interactive, Inc. (Nasdaq: IBSX), an e-Business and IT professional services provider, today announced that it had named Chief Operating Officer and director Roy E. Crippen, III to be President of the Company, replacing Nick Loglisci, Jr. Mr. Loglisci will remain Chairman and Chief Executive Officer of the Company.

Mr. Crippen became Chief Operating Officer and a member of the Board of Directors of IBS Interactive in March 2000 through the acquisition of digital fusion, inc., a Tampa-headquartered Internet consulting firm he co-founded in March 1999. Prior to founding digital fusion, Mr. Crippen was the Executive Vice President and Vice Chairman of PowerCerv Technologies Corporation, an enterprise software company he co-founded and helped take public in 1996. Between 1992 and March 1999, Mr. Crippen held several positions with PowerCerv, including Chief Operating Officer and Chief Technology Officer. In 1996, Mr. Crippen was co-recipient of the Ernst & Young/USA Today/NASDAQ Florida Entrepreneur of the Year Award in the technology division.

"We are pleased with the leadership Roy has provided IBS Interactive since he joined the company in March, and believe he will do great job in his additional role as President," said Mr. Loglisci. "This promotion is the logical first step to Roy assuming his role as President of Digital Fusion Services after the completion of our pending merger with Infonautics, Inc. (NASDAQ: INFO) and First Avenue Ventures, Inc. to form Digital Fusion, Inc."

Mr. Loglisci, as IBS Interactive's Chairman and Chief Executive Officer, will dedicate his attention to leading the company's strategy and growth initiatives going forward.

"Prior to shareholder approval of the pending merger, my attention will be focused on making the company more efficient and profitable while maintaining our commitment to provide our customers with the highest quality services," said Mr. Crippen. "This is a new beginning for IBS," he added, "one where we execute steadfastly on a plan to reach our intended goal of generating positive cash flows in the near future."

ABOUT IBS INTERACTIVE

IBS  Interactive  provides single source  e-Business and information  technology
(IT) solutions to businesses and public sector institutions in the Eastern and Midwestern United States. Professional services include programming and applications development, network services, consulting and training. Web-site hosting services include shared and co-location hosting. Internet access services include dedicated leased lines and digital subscriber line (DSL)
Internet access. Recent news releases and other information are on IBS Interactive's web site at http://www.interactive.net.

ABOUT DIGITAL FUSION, INC.

Digital Fusion, Inc. is a new company to be formed from the three-way strategic combination of Infonautics, Inc. (NASDAQ: INFO), IBS Interactive, Inc. (NASDAQ:
IBSX) and First Avenue Ventures, Inc. Digital Fusion's business objective is to create, acquire, fund, develop, operate and integrate a network of Internet focused technology companies. Digital Fusion also intends to continue the businesses currrently operated by IBS Interactive, Infonautics, and First Avenue. Upon approval by shareholders of Infonautics and IBS Interactive and the completion of the combination, the new company will have a successful professional services track record among blue chip clients, an established operating portfolio of Internet properties and a partnership with a global venture capital firm. Recent news releases and other information are on Digital Fusion's web site at http://www.digitalfusion.com.

ABOUT INFONAUTICS, INC.

Infonautics, Inc. (NASDAQ: INFO) is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Sleuth sites such as Company Sleuth, Sports Sleuth, Job Sleuth and Entertainment Sleuth. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, eLibrary Tracker, Encyclopedia.com and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web, with approximately 100,000 paying subscribers. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA. Recent news releases and other information are on Infonautics' web site at http://www.infonautics.com.

ABOUT FIRST AVENUE VENTURES, INC.

First Avenue Ventures, Inc. is a private equity and management consulting firm. First Avenue, in part through Cross Atlantic Capital Partners, a venture capital firm that manages First Avenue's two largest stockholders, has developed a network of strategic relationships with technology companies operating in the United States, Ireland, the United Kingdom, Australia, and New Zealand.

CERTAIN OF THE ABOVE STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE WITHIN THE MEANINGS OF THAT TERM IN SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE THE FOLLOWING: BUSINESS CONDITIONS AND GROWTH IN THE E-BUSINESS AND IT PROFESSIONAL SERVICES INDUSTRY AND GENERAL ECONOMY; COMPETITIVE FACTORS; RISKS DUE TO SHIFTS IN MARKET DEMAND; CHANGES IN SERVICE MIX; AND THE RISK FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ASSUMPTIONS
REGARDING THE FOREGOING. THE WORDS "BELIEVE", "ESTIMATE", "INTEND", "ANTICIPATE", AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF IDENTIFY CERTAIN OF SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATES ON WHICH THEY WERE MADE. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND
UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

INFONAUTICS IS A REGISTERED TRADEMARK OF INFONAUTICS, INC. OR ITS SUBSIDIARIES. COMPANY SLEUTH, SPORTS SLEUTH, JOB SLEUTH, SHOPPING SLEUTH, ENTERTAINMENT SLEUTH, SLEUTH CENTER, MOBILE SLEUTH, ENCYCLOPEDIA.COM, AND NEWSDIRECTORY.COM ARE TRADEMARKS OF INFONAUTICS, INC. OR ITS SUBSIDIARIES.

ALL OTHER TRADEMARKS AND SERVICE MARKS ARE THE PROPERTIES OF THEIR RESPECTIVE OWNERS.

MEDIA CONTACT:
JHD ENTERPRISES
JIM DELORENZO, 610-396-3450
JIM@JHDENTERPRISES.COM